UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

March 14, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR CONTRACTS GEOTECH LTD. TO EXECUTE A HELICOPTER AIRBORNE GEOPHYSICAL SURVEY OVER ITS CONTACT LAKE IOCG & URANIUM PROJECT

Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the company has contracted Geotech Ltd. to execute an additional helicopter-borne VTEM geophysical survey at the Contact Lake IOCG project this summer. This additional geophysical survey will increase the area surveyed in 2005 and will consist of 923 line-kilometers to be flown at 100 meter spacings over the northwestern extension of the Contact lake Claim-block.  The VTEM survey is considered one of the industry’s finest tools to enhance exploration capabilities showing high definition conductive targets. The VTEM airborne survey will cover an area that includes the two former past producing high grade silver & uranium mines, the Bonanza and El Bonanza Mines. The survey area will also include the Thompson Lake region south of the Bonanza and El Bonanza silver and uranium mines. The survey will be performed under the supervision of Jan Klein, M.Sc, P.Eng, P.Geo, Alberta Star’s Chief Geophysicist.

Alberta Star has recently identified and outlined several significant new iron oxide copper, gold (IOCG) poly-metallic exploration drill targets from its recently completed exploration work along the Contact Lake Belt.  Helicopter airborne VTEM and TFI (Total Field Intensity) surveys were performed by Geotech Ltd. during 2005 over an approximate 50 km2 region, totaling 770 line kilometers with 100 meters spacings. The airborne survey was complemented by a ground-based survey over the K2-J1 region, which is known to contain copper, gold, silver, cobalt and uranium mineralization. The program consisted of line cutting a ground- based total field magnetic survey and a radiometric total count scintillometer survey along 100 meter spaced cut lines with 12.5 meter spaced stations covering a 3 kilometer by 1 kilometer block along the Contact Lake Belt. The VTEM airborne survey and ground based magnetic and radiometric surveys were successful in outlining 5 large strongly anomalous zones with several secondary anomalies.  These geophysical anomalies are coincident with extensive areas of exposed IOCG associated hydrothermal alterations, as well as zones of poly-metallic mineralization that includes iron-oxide, copper, gold, silver, uranium, cobalt and bismuth. The intensity and regional extent of the anomalies, and association with known alteration and mineralization strengthen the belief of Alberta Star’s exploration team headed by Dr. Hamid Mumin that the Contact Lake Belt is capable of hosting a potentially economically significant Olympic Dam IOCG style of deposit. The results of the detailed airborne VTEM and ground based magnetic and radiometric survey results are now available on Alberta Star’s corporate website at www.alberta-star.com.

DRILLING 15,000 METER DRILL PROGRAM

A recently completed interpretation report by Dr. Hamid Mumin of Brandon University, covering the various geophysical data sets and available geological information relating to the Contact Lake property recommends the execution of comprehensive exploration program for 2006. The program will include additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting and then followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high-priority areas. Additional drilling is being planned for other high priority targets in the Port Radium-Echo Bay district. The scheduled holes will be drilled to an average depth of 200 -500 meters per-hole using a Boyles 25A. Drilling is expected to commence in mid to late April 2006.

CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED

Alberta Star has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake.

CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake project is located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake project and surrounding area is over 51,473.96 acres in size.  The Contact Lake Project is located 5 kilometers from two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high grade uranium.  The Contact Lake Mineral belt encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of six former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within Alberta Star’s land package ownership. Alberta Star is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region. The Contact Lake Mineral Belt is approximately 15 kilometers long and is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions located anywhere in the world. The current spot price for uranium is now $39.50 US as of March 14, 2005.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage exploration projects in Canada. Alberta Star is focusing in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.